Solstice Sapphire Investments, Inc.

4 Technology Park Drive

Westford, Massachusetts 01886

September 20, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                           Solstice Sapphire Investments, Inc.

Registration Statement on Form S-4

File No. 333-219008

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Solstice Sapphire Investments, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-4 (File No. 333-219008), as amended (the “Registration Statement”), so that it may become effective at 2:00 p.m. Eastern time on September 22, 2017, or as soon thereafter as practicable.

Please contact Joseph B. Conahan of Wilmer Cutler Pickering Hale and Dorr LLP at (617) 526-6317 with any questions you may have concerning this request. In addition, please notify Mr. Conahan if and when this request for acceleration has been granted and the Registration Statement has been declared effective.

Very truly yours,

SOLSTICE SAPPHIRE INVESTMENTS, INC.

By:	/s/ Susan Villare
Name: Susan Villare Title: President and Treasurer